UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

374 WATER INC.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

73937M106

(CUSIP Number)

Yaacov Nagar

600 Park Offices Dr., Suite 300

Durham, NC 27709

Phone: (919) 888-8194

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 73937M106

1	NAME OF REPORTING PERSON Yaacov Nagar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALL YOWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,699,949
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,699,949
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,699,949
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.4(1)
14	TYPE OF REPORTING PERSON IN

(1)	The percentage is based on 132,725,652 shares of the Issuer’s common stock outstanding as of August 12, 2024, as set forth in the Issuer’s Form 10-Q filed on August 14, 2024.

2

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This amendment No. 1 was required as the result of an increase in the issued and outstanding shares of 374Water Inc. rather than any transactions effected by the Reporting Person and amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer

Item 1 is amended and restated as follows:

This statement relates to shares of common stock, par value $.0001 per share (the “Common Stock”), of 374 Water Inc., a Delaware corporation (the “Shares”). The address of the principal executive office of the Issuer is 701 W. Main Street, Suite 410, Durham NC, 27701.

Item 2. Identity and Background

Items 2(b) and 2(c) are hereby amended and restated to read as follows:

(b) The principal business address of the Reporting Person is 600 Park Offices Dr., Suite 300, Durham NC, 27709.

(c) The principal occupation of the Reporting Person is as an engineer. The Reporting Person’s business address is 600 Park Offices Dr., Suite 300, Durham NC, 27709.

Item 3. Source and Amount of Funds or other Considerations.

Item 3 is amended and restated to read as follows:

The consideration for the acquisition of the Shares was the conversion of the Reporting Person’s 4880 shares of the common stock of 374Water, Inc., a Delaware corporation (“374Water”) into 37,700,752 Shares of the Issuer pursuant to the merger reflected in the Agreement and Plan of Merger dated as of April 16, 2021, among the Issuer, 374Water and 374Water Acquisition Corp. (the “Merger”).

On April 18, 2023, the Reporting Person was granted 10,000 shares of restricted common stock under the 2021 Equity Incentive Plan of 374Water.

On April 18, 2023, the Reporting person was granted options to purchase 150,000 shares of common stock under the 2021 Equity Incentive Plan of 374Water at an exercise price of $3.56 per share, subject to a vesting schedule. As of the August 20, 2024, termination of the Reporting Person’s employment with 374Water, 61,669 of those options were vested.

Item 5. Interest in Securities of Issuer

Items 5(a)-5(c) are amended and restated as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D/A for the number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Person. The percentage is based on 132,725,652 shares of the Issuer’s common stock outstanding as of August 12, 2024, as set forth in the Issuer’s Form 10-Q filed on August 14, 2024.

(b) See rows (7) through (10) of the cover page to this Schedule 13D/A for the number of shares of Common Stock the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Since the filing of the Schedule 13D on May 11, 2021, the Reporting Person has effected the following transactions in the Common Stock, all of which were in the open market:

October 29, 2024	Sell	44,557 Shares	$1.77 per share
October 30, 2024	Sell	27,915 Shares	$1.68 per share

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2024

/s/ Yaacov Nagar
Yaacov Nagar

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